Exhibit 99.12

ImmunoPrecise Launches AbthenaTM Bispecific Platform And ArtemisTM Intelligence Metadata (AIM)

VICTORIA, Sept. 23, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF), an industry leader in the discovery of novel, therapeutic antibodies, announces its AbthenaTM bispecific antibody platform and the complementary ArtemisTM Intelligence Metadata (AIM)TM suite.

Bispecific antibodies are a class of engineered antibodies and antibody-like proteins that, in contrast to traditional, monospecific antibodies, do not occur naturally. AbthenaTM bispecifics have the ability to bind two different molecules with a single antibody, increasing the therapeutic effectiveness of targeting infectious diseases, payload delivery and functional activity toward challenging targets. Alternatively, AbthenaTM products can be used to ‘dual target’, allowing detection or binding of a target cell type with much higher specificity than traditional, monospecific antibodies.

At ImmunoPrecise, we have designed an advanced discovery platform for wild-type and fully human bispecific antibody components, which allows for the generation of heterodimer, optimized, IgG backbones with validated binding attributes. AbthenaTM produces yields comparable to its monospecific equivalents, with a high degree of dimer formation, a platform which blends seamlessly with Artemis Intelligence Metadata (AIM)TM capabilities to enable rapid turnaround on additional algorithmic outputs in therapeutic optimization, stability, affinity and manufacturability.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM single-cell interrogation technology; DeepDisplayTM, for custom, synthetic DNA libraries, and the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:53e 23-SEP-19